FOR IMMEDIATE RELEASE                                     Exhibit 99.1

Contact Information

Investors: Media:	Kathyrn A. Campbell (414) 524-2085 Fraser Engerman (Media) (414) 524-2733	July 21, 2016

Johnson Controls reports strong 2016 fiscal third quarter earnings; tightens guidance to higher end of previous range and announces acceleration of Tyco merger close
MILWAUKEE, July 21, 2016 -- For the third quarter of fiscal 2016, Johnson Controls (NYSE:JCI), reported $9.5 billion in revenues and net income from continuing operations of $383 million, which includes several non-recurring items. Diluted earnings per share from continuing operations for the quarter were $0.59. Adjusted non-GAAP diluted earnings per share from continuing operations for the quarter were $1.07, up 18 percent from the prior year quarter. Excluding transaction / integration / separation costs and other non-recurring items in the fiscal third quarter, continuing operations highlights include:

•
Net revenues of $9.5 billion versus $9.6 billion in fiscal Q3 2015, with the decrease due primarily to the deconsolidation of the Company’s Automotive Interiors joint venture and foreign exchange, largely offset by higher organic revenues (up 1 percent) and incremental revenues from its Johnson Controls-Hitachi (JCH) joint venture

•
Segment income from continuing operations of $1,003 million compared with $848 million in the prior year quarter, up 18 percent (up 19 percent excluding foreign exchange), including the contribution of the JCH joint venture and ongoing Johnson Controls Operating System benefits

•	Segment income margins 170 basis points higher than the fiscal 2015 third quarter

•	Diluted earnings per share of $1.07, up 18 percent versus $0.91 in the same quarter last year

Non-recurring items that impacted reported fiscal Q3 2016 and Q3 2015 income from continuing operations include:
2016 third quarter (net charge of $0.48 per share)

•
Transaction, integration and separation costs of $167 million ($150 million after tax and non-controlling interest) primarily related to the proposed spin-off of Adient, the Tyco merger and the JCH joint venture integration

•	Restructuring charges of $102 million ($79 million after tax) primarily related to workforce reductions, plant closures and asset impairments

•	Non-cash tax charge of $85 million related to changes in entity tax status associated with the proposed Adient spin-off

2015 third quarter (net charge of $0.15 per share)

•	Transaction, integration and separation costs of $26 million ($23 million after tax)

•	Non-cash tax charge of $75 million related to the repatriation of foreign cash associated with the Automotive Interiors joint venture transaction

"The Company delivered another excellent quarter continuing our momentum as we progress toward separation into two world-class companies,” said Alex Molinaroli, Johnson Controls CEO. “We experienced solid organic growth in both Building Efficiency and Power Solutions and delivered significant margin expansion across all our businesses. Power Solutions drove unit growth in all regions with start-stop units increasing 22 percent versus the prior year quarter, the Johnson Controls-Hitachi joint venture continues to exceed our expectations and Automotive Experience generated another quarter of exceptional profitability.”
Business results (excluding transaction / integration / separation costs and non-recurring items)
Building Efficiency sales in the fiscal third quarter of 2016 were $3.6 billion, up 33 percent versus the prior year third quarter. Excluding the incremental revenue associated with the JCH joint venture and the impact of foreign currency, revenues increased 4 percent versus the prior year quarter with higher revenues in North America and Asia.
Orders in the quarter, excluding M&A and adjusted for foreign exchange, were 5 percent higher year-over-year driven by Systems and Services North America up 3 percent, Products North America up 8 percent and Asia up 6 percent. Backlog at the end of the quarter improved to $4.8 billion, an increase of 2 percent from the prior year, excluding the impact of foreign exchange.
Building Efficiency segment income was $397 million, up 46 percent from $272 million in the fiscal 2015 third quarter primarily as a result of incremental segment income from the JCH joint venture and higher volumes, partially offset by product and sales force investments. Overall Building Efficiency segment margins in the fiscal 2016 third quarter of 10.9 percent increased 90 basis points compared with the prior year quarter.
Power Solutions sales in the fiscal third quarter of 2016 were $1.5 billion, up 3 percent from the prior year quarter. Excluding the impact of foreign exchange and lower lead pass-through costs, sales increased 5 percent, with higher volumes in all regions. Global original equipment battery shipments were up 5 percent and aftermarket shipments up 1 percent in the quarter versus the prior year.
Power Solutions segment income of $262 million increased 12 percent from the prior year fiscal 2015 third quarter (up 13 percent excluding foreign exchange) due primarily to higher volumes, pricing discipline and mix. Segment margins were 17.2 percent in the quarter, up 130 basis points from the prior year quarter.
In the quarter, Johnson Controls announced the formation of joint ventures with Binzhou Bohai Piston Co., Ltd., an auto parts affiliate of Beijing Automotive Industry Group Co., Ltd. (BAIC Group), to build its fourth Chinese automotive battery manufacturing plant. This partnership is expected to provide the Company with further access to and influence within the expanding Chinese automotive battery market. Construction is expected to begin in 2017, with production slated to begin in 2019. Once up and running, the plant will have annual capacity of 7.5 million batteries. The Company also announced during the quarter it is investing $245 million between 2016 and 2020 to double Absorbent Glass Mat (AGM) battery production capacity in North America.
Automotive Experience revenues in the fiscal third quarter of 2016 were $4.4 billion, down 19 percent compared to the prior year quarter, primarily due to the deconsolidation of the Interiors joint venture and the impact of foreign exchange. Excluding the impact of the Interiors deconsolidation and foreign exchange, sales were down 1 percent, with growth in Asia and Europe offset by expiring programs in North America. Revenues in China, which are primarily generated through non-consolidated joint ventures, increased 49 percent to $2.9 billion (up 11 percent excluding the impact of the deconsolidation of Interiors and foreign exchange).
Automotive Experience segment income was a third quarter record at $344 million, an increase of 1 percent versus the prior year third quarter. The increase in segment income in the quarter was primarily due to restructuring savings, cost reduction initiatives and operational efficiencies. Segment margins at 7.9 percent were up 160 basis points in the quarter (up 20 basis points adjusting for the impact of the deconsolidation of the Interiors joint venture).
Also during the quarter, Adient, the Company’s automotive seating and interiors business, initiated discussions with lenders as a first step in securing its financing in advance of the planned spin-off. The strength of Adient’s underlying business and positive outlook was affirmed with S&P’s preliminary BB+ corporate credit rating. At the time of separation, Adient’s net debt position and corresponding dividend back to Johnson Controls is expected to be $3.0 billion. New business wins at Adient continue to accelerate with $4.3 billion booked through June 30, 2016 versus $3.6 billion for the full fiscal 2015 year.
Tightens full year earnings guidance to higher end of previous range
Johnson Controls tightens its full year fiscal 2016 guidance from $3.85 - $4.00 earnings per diluted share to $3.95 to $3.98, reflecting continued strong operational performance. The Company expects 2016 fiscal fourth quarter earnings per diluted share of $1.17 - $1.20. Quarterly and fiscal year guidance excludes the impact of the Tyco merger as well as transaction, integration and separation costs, year-end pension/postretirement mark-to-market adjustments and other non-recurring items.

Other matters
The Adient spin-off remains on track for completion by the end of October. The Company has determined that Adient will incorporate in Ireland, and reconfirms Adient’s previously disclosed expected tax rate of between 10 and 12 percent. Adient will host an analyst meeting on September 15, 2016 in New York City as it continues to progress toward becoming an independent company.
Johnson Controls also announces it expects to accelerate the closing of its merger with Tyco International plc to September 2, 2016. In conjunction with this closing date, the Company will pull forward its fiscal 2016 fourth quarter dividend to an August 5, 2016 record date and August 19, 2016 payment date. Johnson Controls will host its annual Analyst Day on December 5, 2016 in New York City.
Beginning in the fiscal third quarter, the Company has now completed $500 million in common stock share repurchases in conjunction with its previously announced program.

“I am very proud of the progress our team has made toward the execution of the most significant transformation in Johnson Controls’ history,” said Molinaroli. “The Adient team is now operationally ready and we expect they will soon become the independent world leader in automotive seating and interiors. My enthusiasm and confidence in the future of Johnson Controls only continues to grow as I work closely with our future colleagues from Tyco. With the leadership team established, we continue to progress in our integration planning to create what we believe will be the world leader in buildings and energy, uniquely positioned to deliver superior value to our customers, employees and shareholders through this powerful strategic combination.”

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ABOUT JOHNSON CONTROLS
Johnson Controls is a global diversified technology and industrial leader serving customers in more than 150 countries. Our 150,000 employees create quality products, services and solutions to optimize energy and operational efficiencies of buildings; lead-acid automotive batteries and advanced batteries for hybrid and electric vehicles; and seating components and systems for automobiles. Our commitment to sustainability dates back to our roots in 1885, with the invention of the first electric room thermostat. Through our growth strategies and by increasing market share we are committed to delivering value to shareholders and making our customers successful. In 2016, Corporate Responsibility Magazine recognized Johnson Controls as the #17 company in its annual “100 Best Corporate Citizens” list. For additional information, please visit http://www.johnsoncontrols.com. Follow Johnson Controls Investor Relations on Twitter at www.twitter.com/JCI_IR.

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NO OFFER OR SOLICITATION
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction between Johnson Controls, Inc. (“Johnson Controls”) and Tyco International plc (“Tyco”), Tyco has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a definitive joint proxy statement of Johnson Controls and Tyco that also constitutes a prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). Johnson Controls and Tyco have mailed to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF JOHNSON CONTROLS AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT JOHNSON CONTROLS, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Johnson Controls and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders are able to obtain free copies of the documents filed with the SEC by Johnson Controls by contacting Johnson Controls Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and are able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@Tyco.com or by calling (609) 720-4333.
PARTICIPANTS IN THE SOLICITATION
Johnson Controls, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Johnson Controls and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Johnson Controls’ directors and executive officers is contained in Johnson Controls’ proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016.

Johnson Controls Cautionary Statement Regarding Forward-Looking Statements
There may be statements in this communication that are, or could be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and, therefore, subject to risks and uncertainties, including, but not limited to, statements regarding Johnson Controls’ or the combined company’s future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels are forward-looking statements. Words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “forecast,” “project” or “plan” or terms of similar meaning are also generally intended to identify forward-looking statements. Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls’ control, that could cause Johnson Controls or the combined company’s actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, risks related to: Johnson Controls’ and/or Tyco’s ability to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, any delay or inability of the combined company to realize the expected benefits and synergies of the transaction, changes in tax laws, regulations, rates, policies or interpretations, the loss of key senior management, anticipated tax treatment of the combined company, the value of the Tyco shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, potential litigation relating to the proposed transaction, the risk that disruptions from the proposed transaction will harm Johnson Controls’ business, competitive responses to the proposed transaction and general economic and business conditions that affect the combined company following the transaction. A detailed discussion of risks related to Johnson Controls’ business is included in the section entitled “Risk Factors” in Johnson Controls’ Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 18, 2015 and Johnson Controls’ Quarterly Reports on Form 10-Q filed with the SEC after such date, which are available at www.sec.gov and www.johnsoncontrols.com under the “Investors” tab. Any forward-looking statements in this communication are only made as of the date of this communication, unless otherwise specified, and, except as required by law, Johnson Controls assumes no obligation, and disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this communication.

Statement Required by the Irish Takeover Rules
The directors of Johnson Controls accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Johnson Controls (who have taken all reasonable care to ensure that such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.
Centerview Partners LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Centerview Partners LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.
Barclays Capital Inc. is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Barclays Capital Inc., its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

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July 21, 2016 Page 7 JOHNSON CONTROLS, INC. CONDENSED CONSOLIDATED STATEMENTS OF INCOME (in millions, except per share data; unaudited)

	Three Months Ended June 30,
	2016	2015

Net sales	$9,516	$9,608
Cost of sales	7,629	7,902
Gross profit	1,887	1,706

Selling, general and administrative expenses	(1,185)	(975)
Restructuring and impairment costs	(102)	—
Net financing charges	(69)	(75)
Equity income	134	91

Income from continuing operations before income taxes	665	747

Income tax provision	206	215

Net income from continuing operations	459	532

Loss from discontinued operations, net of tax	—	(325)

Net income	459	207

Less: Income from continuing operations attributable to noncontrolling interests	76	29

Net income attributable to JCI	$383	$178

Income from continuing operations	$383	$503
Loss from discontinued operations	—	(325)
Net income attributable to JCI	$383	$178

Diluted earnings per share from continuing operations	$0.59	$0.76
Diluted loss per share from discontinued operations	—	(0.49)
Diluted earnings per share	$0.59	$0.27

Diluted weighted average shares	649.7	661.4
Shares outstanding at period end	637.7	654.1

July 21, 2016 Page 8 JOHNSON CONTROLS, INC. CONDENSED CONSOLIDATED STATEMENTS OF INCOME (in millions, except per share data; unaudited)

	Nine Months Ended June 30,
	2016	2015

Net sales	$27,476	$28,430
Cost of sales	22,227	23,542
Gross profit	5,249	4,888

Selling, general and administrative expenses	(3,411)	(2,955)
Restructuring and impairment costs	(331)	—
Net financing charges	(211)	(215)
Equity income	387	275

Income from continuing operations before income taxes	1,683	1,993

Income tax provision	1,203	465

Net income from continuing operations	480	1,528

Loss from discontinued operations, net of tax	—	(218)

Net income	480	1,310

Less: Income from continuing operations attributable to noncontrolling interests	177	92
Less: Income from discontinued operations attributable to noncontrolling interests	—	4

Net income attributable to JCI	$303	$1,214

Income from continuing operations	$303	$1,436
Loss from discontinued operations	—	(222)
Net income attributable to JCI	$303	$1,214

Diluted earnings per share from continuing operations	$0.47	$2.16
Diluted loss per share from discontinued operations	—	(0.33)
Diluted earnings per share	$0.47	$1.83

Diluted weighted average shares	651.5	663.6
Shares outstanding at period end	637.7	654.1

July 21, 2016 Page 9 JOHNSON CONTROLS, INC. CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (in millions; unaudited)

	June 30, 2016	September 30, 2015	June 30, 2015
ASSETS
Cash and cash equivalents	$467	$597	$213
Accounts receivable - net	6,170	5,751	5,597
Inventories	2,972	2,377	2,489
Assets held for sale	17	55	2,090
Other current assets	2,221	1,689	2,070
Current assets	11,847	10,469	12,459

Property, plant and equipment - net	6,374	5,870	5,922
Goodwill	7,093	6,824	6,850
Other intangible assets - net	1,568	1,516	1,545
Investments in partially-owned affiliates	2,665	2,143	1,339
Noncurrent assets held for sale	—	—	710
Other noncurrent assets	2,332	2,773	3,061
Total assets	$31,879	$29,595	$31,886

LIABILITIES AND EQUITY
Short-term debt and current portion of long-term debt	$2,859	$865	$1,801
Accounts payable and accrued expenses	6,548	6,264	5,760
Liabilities held for sale	—	42	1,610
Other current liabilities	3,479	3,275	2,895
Current liabilities	12,886	10,446	12,066

Long-term debt	5,139	5,745	5,734
Other noncurrent liabilities	3,080	2,653	3,026
Redeemable noncontrolling interests	251	212	220
Shareholders' equity attributable to JCI	9,599	10,376	10,655
Noncontrolling interests	924	163	185
Total liabilities and equity	$31,879	$29,595	$31,886

July 21, 2016 Page 10 JOHNSON CONTROLS, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions; unaudited)

	Three Months Ended June 30,
	2016	2015
Operating Activities
Net income attributable to JCI	$383	$178
Income from continuing operations attributable to noncontrolling interests	76	29

Net income	459	207

Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	235	218
Pension and postretirement benefit income	(13)	(1)
Pension and postretirement contributions	(41)	(25)
Equity in earnings of partially-owned affiliates, net of dividends received	5	(70)
Deferred income taxes	5	400
Non-cash restructuring and impairment costs	51	—
Gain on business divestitures	(14)	—
Other - net	16	27
Changes in assets and liabilities, excluding acquisitions and divestitures:
Receivables	(188)	(167)
Inventories	(65)	(72)
Restructuring reserves	1	(37)
Accounts payable and accrued liabilities	268	267
Other assets and liabilities	(644)	(84)
Cash provided by operating activities	75	663

Investing Activities
Capital expenditures	(279)	(264)
Sale of property, plant and equipment	14	8
Business divestitures, net of cash divested	14	—
Other - net	(3)	8
Cash used by investing activities	(254)	(248)

Financing Activities
Increase (decrease) in short and long-term debt - net	935	(51)
Stock repurchases	(475)	(190)
Payment of cash dividends	(188)	(170)
Proceeds from the exercise of stock options	14	69
Dividends paid to noncontrolling interests	(13)	(23)
Other - net	1	5
Cash provided (used) by financing activities	274	(360)
Effect of exchange rate changes on cash and cash equivalents	14	(6)
Increase in cash and cash equivalents	$109	$49

July 21, 2016 Page 11 JOHNSON CONTROLS, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions; unaudited)

	Nine Months Ended June 30,
	2016	2015
Operating Activities
Net income attributable to JCI	$303	$1,214
Income from continuing operations attributable to noncontrolling interests	177	92
Income from discontinued operations attributable to noncontrolling interests	—	4

Net income	480	1,310

Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	680	647
Pension and postretirement benefit income	(47)	(16)
Pension and postretirement contributions	(94)	(77)
Equity in earnings of partially-owned affiliates, net of dividends received	(202)	(239)
Deferred income taxes	336	648
Non-cash restructuring and impairment costs	80	—
Gain on business divestitures	(14)	(200)
Other - net	68	72
Changes in assets and liabilities, excluding acquisitions and divestitures:
Receivables	(113)	(56)
Inventories	(233)	(173)
Restructuring reserves	68	(182)
Accounts payable and accrued liabilities	(43)	(189)
Other assets and liabilities	(270)	(682)
Cash provided by operating activities	696	863

Investing Activities
Capital expenditures	(822)	(820)
Sale of property, plant and equipment	28	25
Acquisition of businesses, net of cash acquired	(133)	(22)
Business divestitures, net of cash divested	54	141
Other - net	2	(26)
Cash used by investing activities	(871)	(702)

Financing Activities
Increase in short and long-term debt - net	1,261	974
Stock repurchases	(475)	(1,000)
Payment of cash dividends	(544)	(487)
Proceeds from the exercise of stock options	34	231
Dividends paid to noncontrolling interests	(240)	(43)
Other - net	4	(28)
Cash provided (used) by financing activities	40	(353)
Effect of exchange rate changes on cash and cash equivalents	5	(24)
Cash held for sale	—	20
Decrease in cash and cash equivalents	$(130)	$(196)

July 21, 2016

FOOTNOTES
1. Business Unit Summary

	Three Months Ended June 30,			Nine Months Ended June 30,
(in millions)	2016	2015	%	2016	2015	%

	(unaudited)			(unaudited)
Net Sales
Building Efficiency	$3,635	$2,733	33%	$9,741	$7,607	28%
Automotive Experience	4,362	5,402	-19%	12,893	15,918	-19%
Power Solutions	1,519	1,473	3%	4,842	4,905	-1%
Net Sales	$9,516	$9,608		$27,476	$28,430

Segment Income (1)
Building Efficiency	$369	$260	42%	$757	$583	30%
Automotive Experience	206	328	-37%	601	812	-26%
Power Solutions	261	234	12%	867	813	7%
Segment Income (2)	$836	$822		$2,225	$2,208

Restructuring and impairment costs	$(102)	$—		$(331)	$—
Net financing charges	(69)	(75)		(211)	(215)
Income from continuing operations before income taxes	$665	$747		$1,683	$1,993

Net Sales
Products and systems	$8,558	$8,681	-1%	$24,772	$25,771	-4%
Services	958	927	3%	2,704	2,659	2%
	$9,516	$9,608		$27,476	$28,430

Cost of Sales
Products and systems	$6,965	$7,256	-4%	$20,369	$21,722	-6%
Services	664	646	3%	1,858	1,820	2%
	$7,629	$7,902		$22,227	$23,542

(1) Management evaluates the performance of the business units based primarily on segment income, which represents income from continuing operations before income taxes and noncontrolling interests, excluding net financing charges, significant restructuring and impairment costs, and the net mark-to-market adjustments related to pension and postretirement plans.

Building Efficiency - Provides facility systems and services including comfort, energy and security management for the non-residential buildings market and provides heating, ventilating, and air conditioning products and services for the residential and non-residential building markets.

Automotive Experience - Designs and manufactures interior systems and products for passenger cars and light trucks, including vans, pick-up trucks and sport/crossover utility vehicles.

Power Solutions - Services both automotive original equipment manufacturers and the battery aftermarket by providing advanced battery technology, coupled with systems engineering, marketing and service expertise.

(2) The Company's press release contains financial information regarding segment income and segment income margin excluding non-recurring/unusual items, which are non-GAAP performance measures. The Company excludes non-recurring and unusual items because these costs are not considered to be directly related to operating performance of its business units. Management believes these non-GAAP measures are useful to investors in understanding the ongoing operations and business trends of the Company.

The following is the third quarter reconciliation of segment income and segment income margin as reported to segment income and segment income margin excluding non-recurring/unusual items (unaudited):

	Building Efficiency		Automotive Experience		Power Solutions		Consolidated JCI

	2016	2015	2016	2015	2016	2015	2016	2015
Sale as reported	$3,635	$2,733	$4,362	$5,402	$1,519	$1,473	$9,516	$9,608

Segment income as reported	$369	$260	$206	$328	$261	$234	$836	$822
Segment income margin as reported	10.2%	9.5%	4.7%	6.1%	17.2%	15.9%	8.8%	8.6%

Non-recurring/unusual items:
Transaction/integration/separation costs	28	12	138	14	1	—	167	26

Segment income excluding non-recurring/unusual items	$397	$272	$344	$342	$262	$234	$1,003	$848
Segment income margin excluding non-recurring/unusual items	10.9%	10.0%	7.9%	6.3%	17.2%	15.9%	10.5%	8.8%

The following is the year-to-date reconciliation of segment income and segment income margin as reported to segment income and segment income margin excluding non-recurring/unusual items (unaudited):

	Building Efficiency		Automotive Experience		Power Solutions		Consolidated JCI

	2016	2015	2016	2015	2016	2015	2016	2015
Sales as reported	$9,741	$7,607	$12,893	$15,918	$4,842	$4,905	$27,476	$28,430
Segment income as reported	$757	$583	$601	$812	$867	$813	$2,225	$2,208
Segment income margin as reported	7.8%	7.7%	4.7%	5.1%	17.9%	16.6%	8.1%	7.8%
							—
Non-recurring/unusual items:
Transaction/integration/separation costs	65	26	333	31	1	—	399	57

Segment income, excluding non-recurring/unusual items	$822	$609	$934	$843	$868	$813	$2,624	$2,265
Segment income margin excluding non-recurring/unusual items	8.4%	8.0%	7.2%	5.3%	17.9%	16.6%	9.6%	8.0%

July 21, 2016

2. Earnings Per Share Reconciliation

The Company's press release contains financial information regarding earnings per share excluding non-recurring/unusual items, which is a non-GAAP performance measure. The Company excludes non-recurring and unusual items because these costs are not considered to be directly related to the operating performance of the Company. Management believes these non-GAAP measures are useful to investors in understanding the ongoing operations and business trends of the Company.

A reconciliation of earnings per share as reported to earnings per share excluding non-recurring/unusal items for the respective quarter and year-to-date periods is shown below:

	Net Income Attributable to JCI		Net Income Attributable to JCI from Continuing Operations
	Three Months Ended June 30,		Three Months Ended June 30,
	2016	2015	2016	2015

	(unaudited)		(unaudited)

Earnings per share as reported	$0.59	$0.27	$0.59	$0.76

Non-recurring/unusual items:
Transaction/integration/separation costs	0.25	0.07	0.25	0.04
Related tax impact	(0.02)	(0.01)	(0.02)	—
Restructuring and impairment costs	0.16	—	0.16	—
Related tax impact	(0.04)	—	(0.04)	—
Discrete tax items	0.13	0.62	0.13	0.11

Earnings per share excluding non-recurring/unusual items	$1.07	$0.95	$1.07	$0.91

	Net Income Attributable to JCI		Net Income Attributable to JCI from Continuing Operations
	Nine Months Ended June 30,		Nine Months Ended June 30,
	2016	2015	2016	2015

	(unaudited)		(unaudited)

Earnings per share as reported	$0.47	$1.83	$0.47	$2.16

Non-recurring/unusual items:
Transaction/integration/separation costs	0.60	0.14	0.60	0.09
Related tax impact	(0.05)	(0.02)	(0.05)	(0.01)
Restructuring and impairment costs	0.50	—	0.50	—
Related tax impact	(0.06)	—	(0.06)	—
Gain on business divestiture	—	(0.30)	—	—
Related tax impact	—	0.11	—	—
Discrete tax items	1.33	0.74	1.33	0.14

Earnings per share excluding non-recurring/unusual items *	$2.78	$2.51	$2.78	$2.38
* May not sum due to rounding.
A reconciliation of the differences between earnings per share as reported and earnings per share excluding non-recurring/unusual items provided on a forward-looking basis is not available due to the high variability of the net mark-to-market adjustments related to pension and postretirement plans and unpredictability of the non-recurring and unusual items.

3. Acquisitions and Divestitures

On January 25, 2016, the Company and Tyco International plc announced that they have entered into a definitive merger agreement under which the Company will combine with Tyco, a global fire and security provider.  The merger is expected to be consummated on September 2, 2016 and is subject to customary closing conditions, including regulatory approvals and approval by the shareholders of the Company and Tyco.

On October 1, 2015, the Company formed a joint venture with Hitachi to expand its Building Efficiency product offerings. The Company acquired a 60 percent ownership stake in the new entity for approximately $133 million ($563 million purchase price less cash acquired of $430 million).

On September 1, 2015, the Company completed the sale of its Global Workplace Solutions (GWS) business to CBRE Group, Inc. In the second quarter of fiscal 2015, the GWS business met the criteria to be classified as a discontinued operation. The GWS business is included within assets held for sale and liabilities held for sale in the accompanying condensed consolidated statement of financial position as of June 30, 2015.

On July 2, 2015, the Company completed its global automotive interiors join venture with Yanfeng Automotive Trim Systems. The Company holds a 30 percent equity interest in the joint venture. The majority of the Automotive Interiors business is included within assets held for sale and liabilities held for sale in the accompanying condensed consolidated statement of financial position as of June 30, 2015.

4. Income Taxes

The Company's effective tax rate from continuing operations before consideration of transaction/integration/separation costs and other non-recurring items for the quarter ending June 30, 2016 and 2015 is approximately 17 percent and 19 percent, respectively. The fiscal 2016 third quarter includes a non-cash tax charge of $85 million ($0.13) related to changes in entity tax status associated with the proposed spin-off of the Automotive Experience business. The fiscal 2015 third quarter includes a non-cash tax charge of $335 million ($0.51) related to the repatriation of foreign cash associated with the GWS divestiture and a $75 million ($0.11) non-cash tax charge related to the repatriation of foreign cash associated with the Interiors joint venture transaction.

During the quarter ended December 31, 2015, the Company early adopted Accounting Standards Update (ASU) No. 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes." ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in the consolidated statements of financial position. The change has been reported through retrospective application of ASU No. 2015-17 to all periods presented.

July 21, 2016

5. Restructuring

The fiscal 2016 third quarter includes restructuring and impairment costs of $102 million related to workforce reductions, plant closures and asset impairments in the Automotive Experience business and at Corporate.

6. Share Repurchase Program

In November 2013, the Company's Board of Directors authorized a $3 billion increase in the share repurchase program bringing the total authorized amount under the repurchase program to $3.65 billion. The share repurchase program does not have an expiration date and may be amended or terminated by the Board of Directors at any time without prior notice. As of June 30, 2016, the Company has repurchased approximately $475 million of its shares during fiscal 2016.

7. Earnings Per Share

The following table reconciles the numerators and denominators used to calculate basic and diluted earnings per share (in millions):

	Three Months Ended		Nine Months Ended
	June 30,		June 30,
	2016	2015	2016	2015

	(unaudited)		(unaudited)
Income Available to Common Shareholders

Income from continuing operations	$383	$503	$303	$1,436
Loss from discontinued operations	—	(325)	—	(222)
Basic and diluted income available to common shareholders	$383	$178	$303	$1,214

Weighted Average Shares Outstanding
Basic weighted average shares outstanding	644.9	654.9	647.0	656.9
Effect of dilutive securities:
Stock options, unvested restricted stock
and unvested performance share awards	4.8	6.5	4.5	6.7
Diluted weighted average shares outstanding	649.7	661.4	651.5	663.6